WILMERHALE

January 3, 2011	Joseph K. Wyatt

VIA EDGAR AND HAND DELIVERY	+1 650 858 6016(t) +1 650 858 6100(f) joe.wyatt@wilmerhale.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 4720

Washington, D.C. 20549

Attention: Laura Crotty

Re:	Pacira Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-170245)

Amendment No. 1 Filed December 3, 2010

Ladies and Gentlemen:

On behalf of Pacira Pharmaceuticals, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-170245) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2010. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated December 17, 2010, from Jeffrey Reidler, Assistant Director of the SEC, to David M. Stack, President and Chief Executive Officer of the Company (the “Comment Letter”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and the Company’s responses correspond to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the Company’s responses reference the applicable pages of Amendment No. 2.

Prospectus Summary, page 1

Our Strategy, page 4

1.	We note your response to our prior comment 1 and we reissue the comment. Please define “505(b)(2) strategy” where used on page 4 of the filing and explain why the company’s use of this strategy is particularly susceptible to objection.

Response:	The Company has revised the disclosure on page 4 of the Registration Statement to address the Staff’s comment.

WILMERHALE

United States Securities and Exchange Commission

January 3, 2011

Results of Operations

Comparison of Six Months Ended June 30, 2010 and 2009

Interest Income (Expense), page 61

2.	We acknowledge your response and revised disclosure to our comment 17. Please provide a discussion of the underlying reasons for the change in the imputed interest in 2009 and 2008. For significant changes, (i.e. $5.4 million increase from 12/31/2008 to 12/31/2009), disclose the facts and circumstances related to the change in estimate that caused the increase/decrease in the liability (i.e. changes in actual sales and changes in estimates of future cash flows). In addition, disclose the impact the change in your estimates of future cash flows will have on your future operations in your discussion of liquidity.

Response:	The Company has revised the disclosure on pages 64, 65, 67 and 74 of the Registration Statement to address the Staff’s comment.

Liquidity and Capital Resources, page 65

3.	We acknowledge your response to prior comment 40. You state in your revised intangible asset disclosure that your revised estimates of future sales were significantly lower than your prior estimates. Disclose the impact that your significantly lower estimated sales will have on your future operations, operating cash flows and liquidity.

Response:	The Company has revised the disclosure on page 67 of the Registration Statement to address the Staff’s comment.

Debt Facilities, page 66

4.	We note your disclosure provided in response to our prior comment 19; however, you have not included the conversion terms of each series of debt that will be converted into common stock. Please revise your disclosure to include the conversion terms contained in your October 2010 agreement with the holders of the convertible and secured notes and indicate whether the conversion of indebtedness upon completion of the offering is in accordance with its terms.

Response:	The Company has revised the disclosure on page 68 of the Registration Statement to address the Staff’s comment.

WILMERHALE

United States Securities and Exchange Commission

January 3, 2011

Business, page 74

Commercial Partners and Agreements, page 84

5.	We note your response to our prior comment 23. Please further revise your disclosure to include the following information:

•

You state that the Mundipharma International Holdings Limited agreement continues for a “fixed term” and continues unless terminated by written noticed “within a specified time frame.” Please revise your disclosure to quantify the fixed term and notice time frame.

•

You state that you are entitled to receive milestone payments from Mundipharma upon the achievement by Mundipharma of certain milestone events. Please quantify the aggregate potential milestone payments that may be received from Mundipharma pursuant to the agreement.

Response:	The Company has revised the disclosure on page 88 of the Registration Statement to address the Staff’s comment.

Management, page 100

Executive Officers and Directors, page 100

6.	We note the revised disclosure provided in response to our prior comment 24. Please further revise your disclosure to indicate where Dr. Gary Patou was employed from April 2007 to June 2008. In the event Dr. Patou did not hold any positions other than directorships during this time, please supplementally advise us of this fact.

Response:	The Company supplementally advises the Staff that as previously disclosed, Dr. Patou served as a managing director of MPM Capital during the period from April 2007 to June 2008 and did not hold any other positions during this time.

Executive Compensation, page 108

Equity Incentive Compensation, page 110

7.	We note the revised disclosure provided in response to our prior comments 28 and 29. Please further revise this disclosure to indicate how many of the aggregate 8,705,000

WILMERHALE

United States Securities and Exchange Commission

January 3, 2011

shares of common stock were granted to each named executive officer on an individual basis.

Response:	The Company has revised the disclosure on pages 113 and 114 of the Registration Statement to address the Staff’s comment.

Financial Statements

2. Summary of Significant Accounting Policies

Inventory, page F-9

8.	We acknowledge your response to prior comment 35. Even though your inventory may only be allocated a proportionate manufacturing overhead as a percentage of inventory cost it does not appear that your inventory is stated at the lower of market or cost. Please address how you factored in raw material, labor and other overhead cost in determining that your inventory is stated at net realizable value. Please also tell us and quantify the underlying reasons for your large and persistent negative gross margins for the last three years.

Response:	The Company supplementally advises the staff of the following:

•

Excluding the period charges for excess capacity, the Company generated a gross margin of 36%, 31% and 36% for the years ended December 31, 2008, 2009 and for the nine months ended September 30, 2010, respectively. Please see the chart below:

	2008	2009	Nine Months Ended September 30, 2010
	$ in ‘000
Reported supply revenue and gross margin
Supply revenue	$6,852	$6,324	$7,127
Cost of supply revenue	$14,467	$9,828	$8,889

Gross margin $	$(7,615)	$(3,504)	$(1,772)

Gross margin %	-111%	-55%	-25%

Supply margin excluding excess capacity
Reported cost of supply revenue	$14,467	$9,828	$8,899
Excess capacity cost	$10,075	$5,451	$4,371

Cost of supply revenue, excluding excess capacity	$4,392	$4,377	$4,528

Gross margin, excluding excess capacity	$2,460	$1,947	$2,599

Gross margin %, excluding excess capacity	36%	31%	36%

WILMERHALE

United States Securities and Exchange Commission

January 3, 2011

•

The Company’s negative margin is primarily due to excess capacity. Manufacturing labor and overhead are capitalized only to the extent of actual capacity utilized. A significant portion of the manufacturing labor and overhead cost is expensed, and never capitalized. The cost of excess capacity was $10.1 million, $5.5 million and $4.4 million for the years ended December 31, 2008, 2009 and for the nine months ended September 30, 2010, respectively.

•

The Company compared the carrying cost of inventory to the market price and ensured that inventory is stated at the lower of cost or market for all items. As of December 31, 2009, the Company’s inventory balance, before any excess and obsolete inventory provision, consisted of the following:

1.	Finished goods of $965,000 consisting of two products: DepoCyt(e) and DepoDur. DepoCyt(e)’s carrying value was 55% of the net realizable value and DepoDur’s carrying value was 83% of the net realizable value. Please see the chart below:

Carrying value of DepoCyt(e) and DepoDur/ vial
Carrying Value - DepoCyt(e) (per vial)	$248.30
Net Realizable Value - DepoCyt(e) (per vial)	$450.00

Carrying Value as a % of net realizable value	55%

Carrying Value - DepoDur (per vial)	$22.94
Net Realizable Value - DepoDur (per vial)	$27.75

Carrying Value as a % of net realizable value	83%

2.	An immaterial work-in-process balance of $48,000.

3.	Raw material balance of $811,000 – consisting of drugs, excipients, filters and vials—was valued at cost.

4. Acquisition of Skyepharma, Inc., page F-14

9.	We acknowledge your response and revised disclosure to prior comment 38. Please quantify and disclose each milestone event for which you will be obligated to pay SkyePharma. Please also disclose the total milestone payments you will be obligated to pay similar to that provided in footnote (1) to your contractual obligation table provided on page 72.

Response:	The Company has revised the disclosure on page F-16 of the Registration Statement to address the Staff’s comment.

WILMERHALE

United States Securities and Exchange Commission

January 3, 2011

16. Commercial Partners and Agreements, page F-29

10.	In your response to prior comment 18, you disclose that you received license fees of $3.8 million and $11.3 million for the years ended December 31, 2009 and 2008. Please disclose whom you received the license fees from, the term, and your accounting for the license fees. In addition, please disclose your revenue recognition policy for license fees.

Response:	The Company has revised the disclosure on pages 54, 67, F-12, F-29 and F-30 of the Registration Statement to address the Staff’s comment.

Amylin Pharmaceuticals, Inc.

11.	We acknowledged your response to 44. Please quantify the up-front milestone payment received from Amylin and your accounting treatment. Please also disclose if this up-front payment is refundable or non-refundable.

Response:	The Company has revised the disclosure on page F-30 of the Registration Statement to address the Staff’s comment.

Please contact the undersigned at (650) 858-6016 if you have any comments or questions regarding this letter.

Best regards,

/s/ Joseph K. Wyatt

Joseph K. Wyatt

cc:	David M. Stack (Chief Executive Officer, Pacira Pharmaceuticals, Inc.)

James Scibetta (Chief Financial Officer, Pacira Pharmaceuticals, Inc.)

Gregory P. Rodgers (Latham & Watkins LLP)